UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 28 January 2022

Christel Heydemann appointed Chief Executive Officer of Orange with effect from 4 April

Orange’s Board of Directors, which met on 28 January, has appointed Christel Heydemann as Chief Executive Officer of Orange with effect from 4 April 2022.

In appointing Christel Heydemann, Schneider Electric’s current Executive Vice President Europe Operations, the Board has selected a candidate who is recognized for her experience in the telecoms sector and in managing business transformations.

To safeguard the continuity of the Group’s operations and to ensure the smoothest possible transition, the Board has asked Stéphane Richard to continue as Chairman & CEO until Christel Heydemann takes up her role.

Given the Board’s decision to separate the roles of Chairman and CEO, on the new Chief Executive’s arrival Stéphane Richard will continue in the role of Non-executive Chairman until a new Chairman is in post and at the latest until 19 May 2022, the date of Orange’s Annual General Meeting.

The Board wishes to underline Stéphane Richard’s commitment to preserving the Group’s strong governance thereby ensuring a smoothest possible transition to his successors. The Board also wishes to thank him for his dedication at the head of Orange over the past twelve years where he has restored employee confidence after the social crisis and embarked on a wide-ranging transformation of the Group, positioning it as a leading multi-service operator in Europe and Africa.

Finally, the Board of Directors expresses its thanks to the Group’s Governance and Corporate Social and Environmental Responsibility committee, which oversaw the selection process, along with the lead independent Director, for conducting a rigorous process. This was initiated last summer with the specialist executive search consultancy Spencer Stuart and in collaboration with the Group’s largest shareholder. Their work has facilitated a high-quality and serious process in a sometimes complex context.

Stéphane Richard commented: "I am delighted to welcome Christel Heydemann and wish her full success as CEO of Orange. Working alongside the Group’s employees, I am convinced that her personal and professional qualities will enable her to meet the challenges the future holds for the Group. Christel’s involvement as a Board member and her long experience at Alcatel and then Schneider Electric means she has an excellent understanding of the challenges and opportunities of the digital future and the critical role this will play in the decades ahead. I am certain that her vision, her pragmatism and her ability to bring out the best in every situation will be of enormous value to Orange. Finally, I would also like to thank Anne-Gabrielle Heilbronner and Bernard Ramanantsoa for their exemplary and rigorous work throughout the selection process in the best interests of the Group."

Commenting on her appointment, Christel Heydemann said: "I would like to thank the Board members for their confidence. As a member of the Board for nearly five years, I have gained a solid understanding of the technological challenges and opportunities that lie before us. I know that these are significant, but it is equally a huge honour to be able to contribute to the development of one of the leading players in our industry and Orange will have my total commitment as we set about this task. I also know I can count, as my predecessor has been able to, on the dedication of all the company’s teams to see Orange through to success.

I would also like to take the opportunity to thank my colleagues at Schneider Electric. These past seven years building a more durable world through technological innovation have been truly exciting and have further convinced me of the central role that digital will play in the transformation of our society."

Christel Heydemann is currently Executive Vice President Europe Operations and a member of the Executive Committee of Schneider Electric. A graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, she began her career in 1997 at Boston Consulting Group. In 1999, she joined Alcatel where she was entrusted with a range of roles and responsibilities, specifically in the context of the merger of Alcatel and Lucent. In 2011, she was appointed to Alcatel-Lucent’s Executive Committee as Director of Human Resources and Transformation. In 2014, she joined Schneider Electric as the Director of Strategic Alliances and in April 2017 she was appointed as Executive Vice President of Schneider Electric France and subsequently Executive Vice President Europe Operations in May 2021.

More information:

Photos of Christel Heydemann will be available from 16h CET today (28/01/2022) in Orange’s media library.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.3 billion euros in 2020 and 137,000 employees worldwide at 30 September 2021, including 79,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 30 September 2021, including 222 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Sylvain Bruno ; sylvain.bruno@orange.com ; +33 6 86 17 88 89

Tom Wright ; tom.wright@orange.com ; +33 6 78 91 35 11

ORANGE

Date: January 28, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations